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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   ----------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of July, 2007

                        Commission File Number: 000-21742

                                   ACERGY S.A.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                             c/o Acergy M.S. Limited
                                  Dolphin House
                                  Windmill Road
                                Sunbury-on-Thames
                          Middlesex, TW16 7HT, England
                    ----------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                           No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

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
Attached herewith as Exhibit 99.1 is a press release, dated July 11, 2007, whereby Acergy S.A. (the "Company") announced its unaudited results for the second quarter ended May 31, 2007.

FINANCIAL HIGHLIGHTS

                                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                   ------------------------------    ------------------------------
IN $ MILLIONS                                        MAY.31.07        May.31.06        MAY.31.07        May.31.06
------------------------------------------------   -------------    -------------    -------------    -------------
                                                     UNAUDITED        Unaudited        UNAUDITED        Unaudited
Net operating revenue from continuing operations           634.0            536.8          1,199.8            904.4
Gross profit                                               120.8            111.6            211.2            166.8
Net operating income from continuing operations             88.5             78.0            138.0            105.6
Net income from continuing operations                       51.5             59.6             87.7             80.1
Net income / (loss) from discontinued operations             0.6             (4.3)             4.8             (0.3)
Gain on disposal of discontinued operations                    -             18.7                -             35.1
Net income                                                  52.1             74.0             92.5            114.9

                                                         THREE MONTHS ENDED                 SIX MONTHS ENDED
                                                   ------------------------------    ------------------------------
PER SHARE DATA (Diluted)                             MAY.31.07        May.31.06        MAY.31.07        May.31.06
------------------------------------------------   -------------    -------------    -------------    -------------
                                                     UNAUDITED        Unaudited        UNAUDITED        Unaudited
Earnings per share from continuing operations      $        0.26    $       0.30     $       0.44     $      0.40
Earnings per share from discontinued operations                -    $       0.07     $       0.02     $      0.18
Net earnings per share                             $        0.26    $       0.37     $       0.46     $      0.58
Weighted-average number of common shares issued
 (millions)                                                212.0           197.9           214.5           197.5

HIGHLIGHTS
o High activity levels, complex operations and effective execution delivered solid results for the quarter
o Three significant operational milestones on Greater Plutonio were achieved successfully
o The Pertinacia and Toisa Proteus joined the fleet in April and May respectively
o The $400 million Mexilhao trunkline contract for Acergy Piper, to be executed in Brazil in 2008, was awarded to Acergy by Petrobras

POST QUARTER END ACTIVITY
o    Apache Energy awarded the $85 million Van Gogh contract in Australia
o The Seaway Heavy Lifting joint venture ordered a newbuild 5000 metric tonne DP crane vessel with Acergy equity stake increasing from 30% to 50% upon delivery of the new vessel
o Acergy announced a 50% investment in a $180 million new build diving support vessel for Northern Europe and Canada region

OPERATING REVIEW

Acergy Africa and Mediterranean - In another very active quarter in West Africa, good progress was made on the Greater Plutonio project with the completion of flowline lay, the installation of the riser tower and the mooring of the FPSO. While the most complex parts of this project are now behind us, we still have six ships offshore and currently construction is expected to be completed by the end of the third quarter of 2007. Progress continues on the Moho Bilondo project where the flowlines and manifolds were installed during the second quarter. Significant variation orders were received for the Greater Plutonio and EPC2B projects during the quarter. The level of tendering and commercial activity continues to be intense.

Acergy Northern Europe and Canada - The high level of activity continued throughout the second quarter. The Langeled tie-ins and Minke tie-back projects have been completed. The Acergy Petrel was mobilized in April for the Statoil five year frame agreement and good progress was made on a number of other projects, including the critical Shell Tampen hot-tap and the Conoco Phillips H7 bypass. Most vessels operated at full utilization during the period.

Acergy North America and Mexico - All operational aspects of the discontinued business in Trinidad are now complete. Project management and engineering support activities continued for projects in the fast growing business in Brazil.

Acergy South America - The Pertinacia began her six year contract with Petrobras in April and is performing well. Installation work on the PRA-1 project is progressing on schedule. The Acergy Condor and Acergy Harrier performed well on their long-term contracts during the quarter, however earnings were offset by the cost of the organizational build up to manage the PRA-1, Frade and Mexilhao projects. The Toisa Conqueror ROV support contract was renewed with the new contract commencing in February 2008.

Acergy Asia and Middle East - The Dai Hung project progressed but due to equipment problems and weather downtime in the quarter this project is now loss making. The additional costs of increasing the infrastructure in this region, in order to manage anticipated deepwater construction contracts, exceeded earnings at a time when several new projects are still at an early stage of revenue recognition. An $85 million contract has been awarded by Apache Energy for work on the Van Gogh field in Australia since quarter end. We are very happy that our SURF focused strategy for the development of this region is working as commercial activity confirms our expectations of future growth.

ASSET DEVELOPMENT
Two of the five new vessels scheduled to join the fleet in 2007 were delivered in the quarter. However, the Polar Queen has suffered further shipyard delays and is now expected to join the fleet during the third quarter. This delay has necessitated rescheduling of vessels on West African projects and the impact of this is reflected in our updated guidance for the full year. The Sapura 3000 and the Acergy Viking are expected to join the fleet in the second half of the year. Since the quarter end, a $180m Diving Support Vessel has been ordered as part of the fleet rejuvenation program with delivery expected in 2010. This new asset will be owned by a new 50/50 joint venture company and will expand the joint venture investments already underway with the Sapura 3000 in SapuraAcergy and the new 5000 metric tonne DP crane vessel in Seaway Heavy Lifting.

Non-consolidated joint ventures - The non-consolidated joint ventures saw increased activity in the quarter with a contribution of $14.3 million. NKT Flexibles, Seaway Heavy Lifting and the Subsea7 joint ventures were the major contributors. The Sapura Acergy joint venture is expected to remain loss making until delivery of the Sapura 3000 later in the year.

FINANCIAL REVIEW
Net operating revenue from continuing operations for the second quarter increased 18% to $634.0 million compared to the same quarter in 2006, primarily due to increased activity levels in West Africa and South America.

During the second quarter, certain support costs within the Northern Europe and Canada region have been reallocated from operating expenses to Selling General and Administrative (SG&A) expenses. All comparative figures, including prior year, have been re-presented for the reallocation. As re-presented SG&A expenses for the second quarter increased 22% to $52.4 million due to increased activity levels, higher tendering costs and infrastructure build up costs in South America and in Asia and the Middle East, compared to the same period in 2006.

Net operating income from continuing operations for the second quarter was $88.5 million compared to $78.0 million for the same period in 2006, as a result of a higher level of activity, particularly in West Africa, partly offset by some projects currently performing below expectations.

The tax charge for the quarter was $42.2 million, an effective rate for the quarter of 44%. This reflected an underlying charge of 32% on operations for the full year and a one off provision in respect of reassessment of provisions for ongoing tax audits by the relevant authorities.

Net income from continuing operations was $51.5 million compared to $59.6m for 2006, reflecting the impact of the higher tax charge. After including income of $0.6 million from discontinued operations, net income from all operations for the quarter ended May 31, 2007, was $52.1 million. This compares to $74.0 million for the same period in 2006 in which an $18.7 million gain on disposal of discontinued operations was recorded.

The cash and cash equivalents position at the quarter end was $500.2 million, compared to $728.7 million as at February 28, 2007. This reduction is due to lower cash generation from operations, caused mainly by slippage outside the period of major receipts from a few clients and the ongoing capital expenditure and share buyback programs. In addition, total advance billings at the quarter end were $209.7 million compared to $243.9 million as at February 28, 2007.

At quarter end, as a result of the share buyback program, Acergy S.A. held directly 6,422,314 of its own shares representing 3.3% of the total issued shares, as well as indirectly holding 879,121 treasury shares, representing 0.5% of the total issued shares.

UPDATED FULL YEAR GUIDANCE
Revenue expectations for the full year are now expected to be in the range of $2.7-$2.8 billion. The tax rate for the full year 2007 is expected to be approximately 35%. Capital expenditure is expected to be $220 million in commitment for 2007 with a cash expenditure of $230 - $250 million. Increased capital expenditure commitments over earlier guidance represent growth in existing ship conversion costs of approximately $20 million as well as further new investment of approximately $50 million reflecting continued confidence in our market growth.

CURRENT TRADING
The backlog for continuing operations as at May 31, 2007 was $3.0 billion, of which $1.4 billion is for execution throughout the remainder of 2007. The Group also held an additional

$522 million in pre-backlog at the quarter end. A $3.0 billion backlog is another milestone for the company.

          IN $ MILLIONS AS AT:    MAY.31.07    FEB.28.07    MAY.31.06
          --------------------   ----------   ----------   ----------
          Backlog                     3,031        2,557        2,470
          Pre-Backlog (1)               522          470          489

          (1) Pre-backlog reflects the stated value of letters of intent and the expected value of escalations on frame agreements

OUTLOOK
The contract award process of major SURF projects bid over the last six to nine months remains slow, particularly for West Africa, due to local issues, such as the elections in Nigeria and some bid prices being higher than client expectations. There are now indications that this process is advancing with a number of projects expected to be awarded by year-end. With engineering resources and construction assets remaining at full utilization, market conditions are expected to continue to be firm, even though uncertainties in the timing of the award of major contracts may continue to make future revenues in 2008 and 2009 volatile on a quarterly basis.

                          ACERGY S.A. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (in $ millions, except share and per share data)

                                                                 THREE MONTHS ENDED                SIX MONTHS ENDED
                                                           ------------------------------    ------------------------------
                                                            MAY 31, 2007    May 31, 2006     MAY 31, 2007     May 31, 2006
                                                           -------------    -------------    -------------    -------------
                                                             UNAUDITED        Unaudited        UNAUDITED        Unaudited
Net operating revenue from continuing operations                   634.0            536.8          1,199.8            904.4
Operating expenses                                                (513.2)          (425.2)          (988.6)          (737.6)
                                                           -------------    -------------    -------------    -------------
Gross profit                                                       120.8            111.6            211.2            166.8
Share of net income of non-consolidated joint ventures              14.3              8.6             16.7             14.1
Selling, general and administrative expenses (a)                   (52.4)           (42.9)           (97.1)           (76.3)
Impairment of long-lived tangible assets                            (0.2)               -             (0.2)               -
Gains/(losses) on disposal of long-lived tangible assets             5.9                -              6.8             (0.4)
and subsidiaries
Other operating income (loss), net                                   0.1              0.7              0.6              1.4
                                                           -------------    -------------    -------------    -------------
Net operating income from continuing operations                     88.5             78.0            138.0            105.6
Interest income/(expense), net                                       4.0              2.5              9.0              5.0
Foreign currency exchange gains (losses), net                        1.5              2.4             (0.8)             2.9
                                                           -------------    -------------    -------------    -------------
Net income before minority interest and taxes from
 continuing operations                                              94.0             82.9            146.2            113.5
Minority interests                                                  (0.3)             0.4             (1.1)             1.3
                                                           -------------    -------------    -------------    -------------
Net income before income taxes from continuing
 operations                                                         93.7             83.3            145.1            114.8
Income tax provision                                               (42.2)           (23.7)           (57.4)           (34.7)
                                                           -------------    -------------    -------------    -------------
Net income from continuing operations                               51.5             59.6             87.7             80.1
Income (loss) from discontinued operations                           0.6             (4.3)             4.8             (0.3)
Gain on disposal of discontinued operations                            -             18.7                -             35.1
                                                           -------------    -------------    -------------    -------------
Net income                                                          52.1             74.0             92.5            114.9
                                                           =============    =============    =============    =============
PER SHARE DATA
Net earnings per Common Share and Common Share
 equivalent
      Basic
      Continuing operations                                         0.28             0.31             0.46             0.42
      Discontinued operations                                          -             0.07             0.03             0.18
                                                           -------------    -------------    -------------    -------------
      Net earnings                                                  0.28             0.38             0.49             0.60
                                                           =============    =============    =============    =============
      Diluted
      Continuing operations                                         0.26             0.30             0.44             0.40
      Discontinued operations                                          -             0.07             0.02             0.18
                                                           -------------    -------------    -------------    -------------
      Net earnings                                                  0.26             0.37             0.46             0.58
                                                           =============    =============    =============    =============
Weighted average number of Common Shares
 And Common Share equivalents outstanding
      Basic                                                        187.2            192.6            189.0            192.4
      Diluted                                                      212.0            197.9            214.5            197.5

SELECTED INFORMATION - CONTINUING OPERATIONS
Cash outflows for capital expenditures                              81.0             57.5            131.3             94.2
Depreciation and amortisation                                       18.2             13.7             35.3             27.9
Dry-dock amortisation                                                3.9              3.7              7.8              7.0

(a) Selling, general and administrative expenses have been re-presented to reflect a reclassification of certain costs previously charged to operating costs.

                          ACERGY S.A. AND SUBSIDIARIES
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (in $ millions)

                                                                    AS AT           As at             As at
                                                                   MAY 31,          May 31,        November 30,
                                                                    2007             2006             2006
                                                                -------------    -------------    -------------
                                                                  UNAUDITED        Unaudited       Audited (a)
ASSETS
  Cash and cash equivalents                                             500.2            302.9            717.5
  Assets held for sale                                                   12.5             16.7             16.7
  Other current assets                                                  704.4            548.6            669.4
  Long-lived tangible assets, net of accumulated depreciation           721.0            520.7            645.6
  Other non-current assets                                              185.3            126.3            160.0
                                                                -------------    -------------    -------------
     Total assets                                                     2,123.4          1,515.2          2,209.2
                                                                =============    =============    =============
LIABILITIES AND SHAREHOLDERS' EQUITY
  Current portion of long term debt                                       3.2              0.8              2.4
  Other current liabilities                                             911.9            854.1            917.1
  Long term debt                                                        506.3              8.7            507.1
  Other non-current liabilities                                          63.7             42.7             64.2
  Minority Interests                                                     14.5             13.4             18.7
  Shareholders' equity
    Common Shares                                                       389.9            387.8            389.0
    Paid-in-surplus                                                     482.2            469.0            475.0
    Accumulated deficit                                                (137.0)          (276.1)          (154.3)
    Accumulated other comprehensive income                                6.4             15.8              7.5
    Treasury stock                                                     (117.7)            (1.0)           (17.5)
                                                                -------------    -------------    -------------
      Total shareholders' equity                                        623.8            595.5            699.7
                                                                -------------    -------------    -------------
      Total liabilities and shareholders' equity                      2,123.4          1,515.2          2,209.2
                                                                =============    =============    =============

(a) These figures have been extracted from the audited Consolidated Financial Statements for 2006.

                          ACERGY S.A. AND SUBSIDIARIES
                  STATEMENT OF MOVEMENT OF ACCUMULATED DEFICIT
                        FOR SIX MONTHS ENDED MAY 31, 2007
                                 (in $ millions)

Balance, November 30, 2006                           (154.3)
Net income for six months ended May 31, 2007           92.5
Dividends declared                                    (37.5)
Loss on sale of Treasury Stock                        (37.7)
                                              -------------
Balance, May 31, 2007                                (137.0)
                                              =============

                          ACERGY S.A. AND SUBSIDIARIES
                               SEGMENTAL ANALYSIS
                                 (in $ millions)

     The Company has six reportable segments based on the geographic distribution of its activities as follows: the Acergy Africa and Mediterranean region covers activities in Africa and the Mediterranean; the Acergy Northern Europe and Canada region includes all activities in Northern Europe, Eastern Canada, Greenland and Azerbaijan; the Acergy North America and Mexico region includes all activities in the United States, Mexico, Central America and Western Canada; the Acergy South America region incorporates activities in South America and the islands of the southern Atlantic Ocean; the Acergy Asia and Middle East region includes all activities in Asia Pacific, India and the Middle East (but excludes the Caspian Sea). The Acergy Corporate region includes all activities that serve more than one region. These include the activities of the SHL and NKT joint ventures. Also included are assets which have global mobility including construction support ships, ROVs and other assets that cannot be attributed to any one region; and corporate services provided for the benefit of the whole group, including design engineering, finance and legal departments.

                                                          ACERGY      ACERGY                ACERGY
FOR THE THREE MONTHS ENDED                 ACERGY        NORTHERN      NORTH      ACERGY     ASIA &
MAY 31, 2007                               AFRICA &      EUROPE &    AMERICA &    SOUTH     MIDDLE      ACERGY
(in $ millions)                         MEDITERRANEAN     CANADA     MEXICO (b)   AMERICA    EAST      CORPORATE      TOTAL
-------------------------------------   -------------   ----------  -----------  --------  ---------  -----------   ---------
Net operating revenue -  external (a)           346.4        216.2          0.2      53.9       16.9          0.4       634.0
Income (loss) from operations                    51.7         32.2          0.2      (0.1)      (1.4)         5.9        88.5
  Interest income, net                                                                                                    4.0
  Foreign exchange gain                                                                                                   1.5
Income before taxes and minority
 interests from continuing operations                                                                                    94.0

                                                          Acergy      Acergy                Acergy
For the three months ended                 Acergy        Northern      North      Acergy     Asia &
May 31, 2006                               Africa &      Europe &    America &    South     Middle      Acergy
(in $ millions)                         Mediterranean     Canada     Mexico (b)   America    East      Corporate      Total
-------------------------------------   -------------   ----------  -----------  --------  ---------  -----------   ---------
Net operating revenue - external (a)            250.2        214.3         25.9      17.1       29.3            -       536.8
Income (loss) from operations                    41.2         30.9         (0.5)      1.7        0.2          4.5        78.0
  Interest income, net                                                                                                    2.5
  Foreign exchange gain                                                                                                   2.4
Income before taxes and minority
 interests from continuing operations                                                                                    82.9

                                                          ACERGY      ACERGY                ACERGY
FOR THE SIX MONTHS ENDED                   ACERGY        NORTHERN      NORTH      ACERGY     ASIA &
MAY 31, 2007                               AFRICA &      EUROPE &    AMERICA &    SOUTH     MIDDLE      ACERGY
(in $ millions)                         MEDITERRANEAN     CANADA     MEXICO (b)   AMERICA    EAST      CORPORATE      TOTAL
-------------------------------------   -------------   ----------  -----------  --------  ---------  -----------   ---------
Net operating revenue -  external (a)           628.2        454.1          0.6      83.7       32.4          0.8     1,199.8
Income (loss) from operations                    63.7         71.5         (0.6)     (2.9)      (0.1)         6.4       138.0
  Interest income, net                                                                                                    9.0
  Foreign exchange loss                                                                                                  (0.8)
Income before taxes and minority
 interests from continuing operations                                                                                   146.2

                                                          Acergy      Acergy                Acergy
For the six months ended                   Acergy        Northern      North      Acergy     Asia &
May 31, 2006                               Africa &      Europe &    America &    South     Middle      Acergy
(in $ millions)                         Mediterranean     Canada     Mexico (b)   America    East      Corporate      Total
-------------------------------------   -------------   ----------  -----------  --------  ---------  -----------   ---------
Net operating revenue - external (a)            459.1        315.4         35.3      32.0       62.6            -       904.4
Income (loss) from operations                    61.5         37.8          0.7       2.5        3.5         (0.4)      105.6
  Interest expense, net                                                                                                   5.0
  Foreign exchange gain                                                                                                   2.9
Income before taxes and minority
 interests from continuing operations                                                                                   113.5

(a) Two clients each individually accounted for more than 10% of the Group's revenue from continuing operations for the quarter ended May 31, 2007. The revenue from these clients was $300.8 million and was attributable to Acergy Africa and Mediterranean and Acergy Northern Europe and Canada. Two clients in the six months period ended May 31, 2007 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $492.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. In the quarter ended May 31, 2006, three clients accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $346.7 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East. Three clients in the six months period ended May 31, 2006 accounted for more than 10% of the Group's revenue from continuing operations. The revenue from these clients was $542.4 million and was attributable to Acergy Africa and Mediterranean, Acergy Northern Europe and Canada and Acergy Asia and Middle East.

(b)  Gains/losses from discontinued operations are excluded.

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of the Company's Registration Statements on Form S-8 (No. 33-85168, No. 333-9292, No. 333-74321, No. 333-124983 and No.
333-124997) and the Company's Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Forward-Looking Statements: Certain statements set forth above and contained in the press release furnished pursuant to this Form 6-K may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "will," "should," "seek," and similar expressions. The forward-looking statements reflect the Company's current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in the Company's public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from the Company's forward-looking statements: the Company's ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which the Company operates; the Company's relationship with significant clients; the outcome of legal proceedings or governmental inquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programs; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond the Company's ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ACERGY S.A.


Date: July 13, 2007                               By: /s/ Tom Ehret
                                                      --------------------------
                                                  Name:  Tom Ehret
                                                  Title: Chief Executive Officer